March 11, 2011

Via facsimile and EDGAR

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Facsimile:  202-772-9198

Attn:       Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporate Finance

Re:          Array BioPharma Inc.

Annual Report on Form 10-K for the Period Ended June 30, 2010

File Number 333-16633

Ladies and Gentlemen:

We are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Array BioPharma Inc. (the “Company”) in a letter addressed to Mr. R. Michael Carruthers, Chief Financial Officer of the Company, on February 28, 2011 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”).

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced each comment prior to the Company’s response to that comment.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Note 1 - Overview and Basis of Presentation: Long-term Debt and Embedded Derivatives — Page F-12

1.     Please disclose the valuation model used to determine the fair value of the interest rate structure and put option embedded derivatives.

Response:

The Company uses a combination of a discounted cash flow analysis and the Black-Derman-Toy interest rate model in determining the fair value of the interest rate structure and put option comprising the embedded derivatives. In response to the Staff’s comment, in future Form 10-Q and 10-K filings, beginning with the Form 10-Q for the quarter ending March 31, 2011, the Company proposes to revise the second paragraph and add the disclosures in the second paragraph under the heading “Long-term Debt and Embedded Derivatives” in Note 1 to the Company’s financial statements as follows:

Under the fair value hierarchy, the Company measures the fair value of the Embedded Derivatives using Level III, or unobservable inputs, as there is no active market for them, and calculates fair value using a combination of a discounted cash flow analysis and the Black-Derman-Toy interest rate model.

Note 7 - Long-Term Debt - Page F-24

2.     Based on the provisions 5(c)(i) and 5(c)(iii) of the warrant agreement filed May 5, 2008 in your Form 8-K as exhibit 4.1, it appears that the warrant has a put option related to a major transaction (as defined in the agreement) occurring which could cause cash settlement. Please tell us the following:

•      The accounting literature that supports your equity classification for the warrants given the guidance in 480-10-25-8 thru 480-10-25-13; and

•      The value of the put option in the warrants and the methodology used to determine the value of the put or tell us why the put option does not have any value.

Response:

As disclosed in the Form 10-K, in May 2009 and in July 2009, the Company issued warrants to purchase 6,000,000 shares of Common Stock (collectively, the “Warrants”) to Deerfield Private Design Fund, L.P. and Deerfield Private Design International Fund, L.P. (collectively “Deerfield”). The warrants issued in May 2009 replaced warrants that were issued to Deerfield to purchase 6,000,000 shares of Common Stock (the “Prior Warrants”) in connection with an earlier credit facility entered into in April 2008 and that were cancelled in May 2009. We note for the Staff that the reference in the Staff’s letter to the form of warrant filed on May 5, 2008 was the form of Prior Warrant issued to Deerfield under this prior credit facility, for which the Company received confidential treatment for certain redacted portions. The Company subsequently filed an unredacted copy of the form of Warrant issued to Deerfield in 2009 as an exhibit to a Form 8-K/A filed on September 23, 2009. The Form 8-K/A was filed following the withdrawal by the Company of a request for confidential treatment of portions of the form of Warrant previously filed by the Company as Exhibit 4.2 to its annual report on Form 10-K filed on August 18, 2009.

The Warrants have identical terms, other than the per share exercise price, and contain the following redemption provisions:

•      Upon a Qualified Major Transaction, the Company can determine whether the Warrants will be assumed by the successor entity or redeemed. A Qualified Major Transaction is a Change in Control Transaction (as defined in Section 5(c)(i)(A) of the Warrants) in which the consideration payable to holders of common stock of the Company consists in whole or in part of securities of a Publicly Traded Successor Entity (as defined in the Warrant) whose average common stock price has a specified volatility rate. [Sections 5(c)(i) and 5(c)(ii)].

•      In all other Major Transactions, the Warrants are redeemable in cash only to the extent of the cash consideration paid to the shareholders of the Company, and in Common Stock of the Company to the extent of the stock consideration paid to the shareholders. [Sections 5(c)(iii)(x) and 5(c)(iii)(y)].

As discussed in more detail below, the Company concluded that the Warrants are not a liability and should be classified in equity because of the following:

•      The Company controls whether the warrants are redeemed in a Qualified Major Transaction; and

•      In all other events the redemption price is paid in cash only to the extent of cash consideration paid to the Company’s shareholders in the transaction, or in shares of Common Stock of the Company to the extent the shareholders of the Company do not receive cash in the transaction.

Analysis of the Warrants Under ASC 480 (SFAS No. 150):

The Company’s analysis of the accounting treatment for the Prior Warrants and the Warrants was based on the pre-codification authoritative literature. Accordingly, the Company’s response below references the authoritative literature both pre- and post- codification.

The Company relied upon the following authoritative literature to determine if the Warrants are liabilities:

1.     Accounting Standards Codification (ASC) 480 (formerly SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) and related FASB Staff Positions (“FSPs”)):

a.     FSP FAS 150-1 Issuer’s Accounting for Freestanding Financial Instruments Composed of More Than One Option or Forward Contract Embodying Obligations under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity [codified in ASC 480-10-55-29 through 480-10-55-52].

b.     FSP FAS 150-5 Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable [codified in ASC 480-10-25-9, 480-10-25-13, and 480-10-55-33].

The Warrants were analyzed to determine if they should be classified as a liability because they are a freestanding financial instrument as defined in ASC 480 and they grant the holder both a call option, that is the right to exercise the warrant in exchange for Common Stock, and an embedded contingent put option, or the right to require redemption for cash, Common Stock, or both, under certain circumstances.

ASC 480 provides that a financial instrument, such as a warrant, should be classified as a liability if it has both of the following characteristics at inception:

(a)           The instrument represents an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation.

(b)           The instrument requires or may require the issuer to settle the obligation by transferring assets.

The Warrants contain redemption provisions that are contingent upon the occurrence of a “Major Transaction,” which consists of the following transactions:

1.     A consolidation, merger, exchange of shares, recapitalization, reorganization, business combination, share issuance, tender offer, exchange offer or other similar event (constituting a Change in Control Transaction(1)); or

2.     The sale or transfer in one transaction or in a series of related transactions (i) of all or substantially all of the assets of the Company, (ii) of assets for a purchase price equal to more than the greater of 33% of the Market Capitalization of the Company or $75,000,000, or (iii) of assets that represent 50% or more of the assets then reflected on the Company’s balance sheet; or

(1)  A Change in Control Transaction is defined as (A) a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or other similar event, (1) following which the holders of Common Stock immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (a) no longer hold a majority of the shares of Common Stock or (b) no longer have the ability to elect a majority of the board of directors of the Company or (2) as a result of which shares of Common Stock shall be changed into (or the shares of Common Stock become entitled to receive) the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity.

3.     A purchase, tender or exchange offer made to the holders of outstanding shares of Common Stock, such that following such purchase, tender or exchange offer a Change of Control Transaction is consummated; or

4.     The liquidation, bankruptcy, insolvency, dissolution or winding-up (or the occurrence of any analogous proceeding) affecting the Company; or

5.     The shares of Common Stock cease to be listed, traded or publicly quoted on NASDAQ and are not promptly re-listed or re-quoted on either the New York Stock Exchange, the American Stock Exchange or the NASDAQ Global Select Market or the NASDAQ Capital Market; or

6.     The shares of Common Stock cease to be registered under Section 12 of the Exchange Act.

In the event of a Change in Control Transaction (described in paragraphs 1 and 3 above) that qualifies as a Qualified Major Transaction(2), redemption of the Warrants is not mandatory and the Company controls whether the Warrants are assumed or redeemed [Section 5(c)(i)]. If the Warrants are assumed, the successor entity is substituted for the Company and the successor assumes any and all obligations under the Warrant.  Therefore, the Company does not have an obligation to satisfy redemption through a transfer of assets in this event. If the Warrants are not assumed, Deerfield has a right to require redemption of the Warrants and the provisions applicable to other redemptions would apply, as described below.

In a Major Transaction in which the shareholders of the Company receive cash consideration, Deerfield can elect to redeem the Warrants, but the redemption price must be paid in cash only to the same extent as the shareholders of the Company receive cash in the transaction. [Section 5(c)(iii)(x)]. Therefore, as Deerfield will only receive cash in the same proportion as other shareholders, the Warrants are not indexed to an obligation to repurchase the Company’s equity shares, and therefore are not a liability.

Under all other Major Transactions, Deerfield may exercise its conversion rights, but the conversion price must be paid in shares of Common Stock of the Company to the same extent as the shareholders of the Company receive stock in the transaction. [Section 5(c)(iii)(y)]. Because Deerfield can only receive Common Stock, there is no transfer of assets, and therefore the Warrants are not a liability.

Based on the foregoing analysis, the Company concluded that the Warrants are not a liability within the scope of ASC 480 and that they should be classified as equity.

(2)  A Qualified Major Transaction means a Major Transaction that is a Qualified Change of Control Transaction where the consideration payable to holders of Common Stock in connection with the Major Transaction consists in whole or in part of securities of a Publicly Traded Successor Entity with a specified average common stock price volatility. first public announcement of the Qualified Major Transaction and as determined using the Bloomberg HVG function.

Value of the Put Option:

The Company concluded that because the Warrants are classified in equity, there is no need to separately value or disclose the fair value of the put option related to the Warrants.

Acknowledgements

With respect to the above-captioned Annual Report on Form 10-K, the Company hereby acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *              *              *

Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

R. Michael Carruthers

Chief Financial Officer

cc:           Carin M. Cutler, Esq., Gross Hartman LLC